February 26, 2007

Via Edgar and FAX 202-772-9218 Mail Stop 6010

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Mr. Brian Cascio
                  Mr. Gary Todd

Dear Messrs. Cascio and Todd:

This letter responds to the comment letter dated January 26, 2007 from your office with respect to our Form 10-Q for the fiscal year ended September 30, 2006. The text of your letter has been included for your reference and our response is presented below each comment.

Form 10-Q for the Fiscal Period Ended September 30, 2006
-----------------------------------------------------

Condensed Statement of Operations, pages 6 and 7


     8. We see the material amounts of miscellaneous revenue in both the 2005 quarter and 2005 year to date periods. Please expand to make full and clear footnote and M,D&A disclosure about the nature, origin and accounting for these amounts.

     RESPONSE

     The  Company  will  amend its  filing to  classify  $462,234  (from Note 3)
     adjustment of allowance as part of operating earnings. This will be presented as a negative number to be captioned as "Adjustment of allowance", following beneath the caption "Provision for doubtful accounts." The miscellaneous income will be adjusted aqccordingly.


     9. As a related matter, if these amounts include the reduction of the allowance for doubtful accounts and vendor creditsw negotiated in 2005, please tell us how the presentation as non-operating "miscellaneous revenue" is appropriate in GAAP.

     RESPONSE

As noted  above,  the Company will amend its filing to classify  $462,234  (from
Note 3) adjustment of allowance as part of operating earnings. This will be presented as a negative number to be captioned as "Adjustment of allowance", following beneath the caption "Provision for doubtful accounts." The miscellaneous income will be adjusted accordingly.

Note 1, Organization and Presentation, page 10

Earnings Per Share, page 11

     10. Please expand to also address the dilutive impact of the stock options granted in 2005

     RESPONSE

We propose to amend the section by adding the following statement:

The Company applies the treasury stock method to each individual grant. If a grant is out-of-the-money based on the stated exercise price, the effects of including any component of the assumed proceeds associated with that grant in the treasury stock method calculation would be antidilutive. A holder would not be expected to exercise out-of-the money awards. For the period ended September 30, 2006, out-of-the-money awards are not included in the computation of diluted EPS.

Management's Discussion and Analysis, page 16

     11. We refer to the Form 8-K dated October 19, 2006. It appears that you may have significant accounts payable that may not have been liquidated according to the original terms of purchase. M,D&A should include complete disclosure about material factors that may impair your liquidity and ability to operate your business in the normal course, including disclosure about how you intend to resolve such circumstances. Refer to Item 303(a) (1) of Regulation S-K for guidance. Please expand.

     RESPONSE

We propose to amend the section by adding the following paragraph to the Liquidity and Capital Resources section of the M,D&A:

On December 27, 2006, the Company filed Form 8-K detailing SOYO's agreements with vendors Eastech and Corion regarding SOYO's payment of trade debts. The Company had several issues with the quality of the merchandise received from both vendors, and refused to pay for the merchandise without concessions in regard to price, RMA, and other factors. Ultimately, the Company was able to come to mutually agreeable terms with both vendors. The end result is that the Company will pay both vendors over time, which results in a portion of each debt being reclassified to long term debt, and helps the Company's liquidity. The

Company does not expect that any other trade receivables or payables will be settled in such a manner.


In connection with responding to your comments, the Company hereby acknowledges that:

o it is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o it may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


In the event that the staff has any further requests or matters seeking clarification, please feel free to contact me or Mr. Eric Strasser at your earliest convenience at 909-292-2518, fax 909-292-2549 or Mr. Strasser's cell phone 909-631-6716.


Sincerely,

/s/ Nancy Chu

Nancy Chu
Chief Financial Officer